Exhibit 99.1

NEWS RELEASE

Endeavour Silver 2010 Second Quarter Financial Results To Be Released
August 5, 2010; Conference Call Scheduled for August 6, 2010

July 29, 2010 - Vancouver, Canada - Endeavour Silver Corp. (TSX:EDR)(TSX:EDR.WT)(NYSE Amex:EXK)(DBFrankfurt:EJD) plans to release its second quarter financial results on Thursday, August 5, 2010, after market hours. A conference call to discuss the results will be held at 10:30 AM Pacific Time (1:30 PM Eastern Time) Friday August 6, 2010. To participate in the conference call, please dial the following:

•	800-319-4610	Canada and USA (Toll-free)
•	604-638-5340	Vancouver Dial In
•	1-604-638-5340	Outside of Canada & USA
•	No passcode is necessary

A replay of the conference call will be available for 7 days by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by #.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke or Jennifer Duthie Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or jduthie@edrsilver.com or visit our website, www.edrsilver.com.

Suite #301 – 700 West Pender Street, Vancouver, BC, Canada, V6C 1E1
Toll free:  877-685-9775  (Canada & U.S.)          Phone:  (604) 685-9775          Fax:  (604) 685-9744
  Website:   www.edrsilver.com      E-mail:  hugh@edrsilver.com   Trading Symbols:  TSX: EDR;  FSE: EJD  AMEX: EXK